UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 5)

Deutsche High Income Opportunities Fund, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

25158Y102
(CUSIP Number)

Saba Capital Management, L. P.
405 Lexington Ave
58th Floor
New York, NY, 10174
Attention: Michael D'Angelo
212-542-4635
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 11, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [X].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 25158Y102

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Saba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO (see item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-
	8	SHARED VOTING POWER

1,749,150
	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

1,749,150
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,749,150
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.52%*
14	TYPE OF REPORTING PERSON (See Instructions)

PN; IA

* The percentages used herein and in the rest of this Schedule 13D/A are calculated based upon 15,181,370 Shares outstanding as of September 30, 2016 as reported in the Issuer’s N-CSR Statement filed December 2, 2016.

SCHEDULE 13D/A

CUSIP No. 25158Y102

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Boaz R. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO (see item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-
	8	SHARED VOTING POWER

1,749,150
	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

1,749,150
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,749,150
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.52%*
14	TYPE OF REPORTING PERSON (See Instructions)

IN

* The percentages used herein and in the rest of this Schedule 13D/A are calculated based upon 15,181,370 Shares outstanding as of September 30, 2016 as reported in the Issuer’s N-CSR Statement filed December 2, 2016.

CUSIP No. 25158Y102	SCHEDULE 13D/A

This Amendment No. 5 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on April 27, 2015 (the "Original Schedule 13D") as amended by Amendment No. 1 filed on June 19, 2015, as amended by Amendment No. 2 filed on August 5, 2015, as amended by Amendment No. 3 filed on August 18, 2015, as amended by Amendment No. 4 filed on January 12, 2016, and together with the Original Schedule 13D and this Amendment No. 4, with respect to the shares ("Shares") of common stock, par value $0.01 per share, of Deutsche High Income Opportunities Fund, Inc.(the "Issuer"). This Amendment No. 5 amends Items 3 and 5 as set forth below.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the Common Shares were derived from the subscription proceeds from investors in SCMF, SCMF II, SCLMF, SCS, SCEF 1 and SCEF 2 and the capital appreciation thereon and margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Shares reported herein. A total of $24,610,325 was paid to acquire the Common Shares reported herein.

Item 5. Interest in Securities of the Issuer

(a)

See rows (11) and (13) of the cover pages to this Schedule 13D/A for the aggregate number of Shares and percentages of the Shares beneficially owned by each of the Reporting Persons. The percentages used herein and in the rest of this Schedule 13D/A are calculated based upon 15,181,370 Shares outstanding as of September 30, 2016 as reported in the Issuer's N-CSR Statement filed on December 2, 2016.

(b)

See rows (7) through (10) of the cover pages to this Schedule 13D/A for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)

The transactions in the Shares effected since the filing of the Schedule 13D/A Amendment 4 by Saba Capital on behalf of the Saba Entities, which were all in the open market, are set forth in Schedule A, and are incorporated herein by reference.

(d)	No person other than the Reporting Persons and the Saba Entities is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e)	Not applicable.

SCHEDULE 13D/A

CUSIP No. 25158Y102

SIGNATURES

                   After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 15, 2017

SABA CAPITAL MANAGEMENT, L.P.

/s/ Michael D’Angelo
Name: Michael D’Angelo
Title: Chief Compliance Officer

BOAZ R. WEINSTEIN

/s/ Michael D’Angelo
Name: Michael D’Angelo
Title: Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823

CUSIP No. 25158Y102	SCHEDULE 13D/A

Schedule A

            This Schedule sets forth information with respect to each purchase and sale of Shares which were effectuated by a Reporting Person since the Schedule 13D/A Amendment 4 filing on January 12, 2016. All transactions were effectuated in the open market through a broker.

SABA CAPITAL MANAGEMENT, L.P

	Shares
Trade Date	Purchased (Sold)	Price
05/11/17	(21,030)	14.82
05/09/17	(5,737)	14.80
05/08/17	(3,202)	14.80
05/05/17	(9,300)	14.81
05/04/17	(7,374)	14.80
04/28/17	(7,286)	14.77
04/27/17	(7,059)	14.78
04/26/17	(8,827)	14.76
04/19/17	(1,665)	14.63
04/18/17	(814)	14.63
04/13/17	(8,649)	14.65
04/12/17	(29,191)	14.60
04/11/17	(10,556)	14.65
04/10/17	(7,944)	14.76
04/07/17	(9,341)	14.63
04/06/17	(20,896)	14.63
04/05/17	(1,400)	14.62
04/04/17	(6,751)	14.65
03/28/17	(8,715)	14.46
03/27/17	(8,272)	14.45
02/16/17	(6,310)	14.71
02/14/17	(3,051)	14.77
01/27/17	(21,258)	14.63
01/26/17	(22,614)	14.62
01/19/17	(58,050)	14.56
01/18/17	(100)	14.58
07/15/16	1,200	13.92

07/14/16	5,510	13.89
06/07/16	29,416	13.72
05/31/16	2,182	13.54
05/27/16	3,376	13.55
03/28/16	7,099	13.20
03/23/16	4,559	13.33
03/22/16	2,327	13.31
03/04/16	1,000	12.99
03/03/16	7,504	12.83
03/01/16	1,268	12.87
02/26/16	400	12.66
02/25/16	1,356	12.58
02/24/16	33	12.56
02/22/16	312	12.57
02/19/16	4,000	12.50
02/18/16	3,374	12.52
02/17/16	6,744	12.46
02/16/16	9,247	12.24
02/12/16	12,515	12.13
01/26/16	15,390	12.65